UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                  FORM 6K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 1999


               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada, R3J 3C7
                 (Address of Principle Executive Officer)

1.   News Releases  -    February 2, 1999
                    -    March 26, 1999

2.   Consolidated Financial Statement for Quarter ended January 31, 1999


Indicate by check Mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                      Form 20-F   X         Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information tot he Commission pursuant Rule 12g3-2(b) under the Securities Exchange Act of
1934.                         Yes  ___       No    X

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1943, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.
      National Healthcare Manufacturing Corporation - SEC No. 0-27998
                               (Registrant)
  Date:      March 31, 1999               By:/s/ Mac Shahsavar
                                             ----------------------
                                             M.J. Shahsavar
                                             President/CEO and Director

                                                               NEWS RELEASE

FOR IMMEDIATE RELEASE                        National Healthcare
                                             Manufacturing Corporation
                                             Investor Relations
                                             (800) 883-8841
                                             www.nationalhealthcare.com

         NATIONAL HEALTHCARE TO DROP "F" FROM NASDAQ TICKER SYMBOL

WINNIPEG, MANITOBA (February 10, 1999) . . . . National Healthcare Manufacturing Corporation (Nasdaq: NHMCF) is pleased to announce that as a result of recent changes to NASDAQ listing requirements, it is no longer required to add the letter "F" to the end of it's NASDAQ ticker symbol.

Effective today, National Healthcare's shares will be quoted on NASDAQ under the symbol NHMC.

National  Healthcare  is being recognized as a market leader  committed  to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers. National Healthcare owns and operates the world's first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, National Healthcare manufactures and distributes personal care, anti-microbial and cellulose based paper products such as examination gowns to healthcare and homecare institutions throughout North America and Europe. Also National Healthcare Logistics (a 50% subsidiary), is revolutionizing conventional medical distribution with its state of the art Hub & Spoke logistics system.


On Behalf of the Board,

/s/Mac Shahsavar
----------------------------
Mac J. Shahsavar, P.Eng.
President & CEO


  NASDAQ has neither approved or disapproved the information in this news release

NEWS RELEASE

FOR RELEASE MARCH 26, 1999
AT 7:30 AM EDT                          National Healthcare
                                        Manufacturing Corporation
                                        Investor Relations (800) 883-8841
                                        http://www.nationalhealthcare.com
                                        e-mail: ir@nationalhealthcare.com

                NATIONAL HEALTHCARE SIGNS SECOND LONG-TERM
                            LOGISTICS CONTRACT

WINNIPEG, MANITOBA (March 26, 1999) . . . National Healthcare Manufacturing Corporation (NASDAQ: NHMC) announced today that, further to its announcement of May 21, 1998, its National Healthcare Logistics (NHCL) subsidiary has signed a long-term contract to establish and manage its second "Hub & Spoke" distribution system, with Jewish Hospital HealthCare Services, headquartered in Louisville, Kentucky. The system will begin with eight member hospitals in and around the greater Louisville area. The "Hub" is estimated to purchase between $350 and $500 million worth of products and services over the life of the contract.

The Louisville Hub will begin to deliver products to the hospital system by July 1999, and additional hospitals will be added as the system develops. NHCL will receive a base management fee for managing the "Hub" and developing the "Spokes". In addition, it will also receive a share of the savings generated from the "Hub & Spoke" system. National Healthcare will directly benefit from both management fees on products purchased and the opportunity to market its diverse product lines directly through this distribution system.

National Healthcare President & CEO Mac Shahsavar stated, "The signing of our second facility is a clear indication that NHCL is truly on the leading edge of medical cost containment with its revolutionary `Hub & Spoke' distribution system, bringing millions of dollars in savings per year for any participating hospital group. The `Hub & Spoke' program will replace existing distribution systems as it is being recognized and implemented by the member hospitals."

As previously announced, NHCL signed its first long-term "Hub & Spoke" distribution agreement with two FL-based hospital systems -- Sarasota Memorial and Lee Memorial Healthcare System. The Fort Myers, FL-based LeeSar Regional Service Center, began operations to its member hospitals in September 1998 and to date has consistently met its revenue targets.

NHCL, an established leader in the Medical Supply "Hub & Spoke" concept, conducts feasibility studies prior to establishing a hospital-owned distribution company (a "Hub"). This "Hub" gives the participating hospitals a "one-stop shopping point " which removes substantial costs from the entire supply chain. "Spokes" are created to provide additional savings by re-engineering ancillary services such as waste disposal, laundry, biomedical engineering, Kits & Trays, etc.

                              MORE- MORE-MORE

NATIONAL HEALTHCARE SIGNS SECOND LONG-TERM LOGISTICS CONTRACT
PAGE 2-2-2


NHCL is spearheaded by President Duane Jorgensen who is regarded in the industry as the "Father of Stockless Distribution" and by CEO Joe W. Smith, former President of Abco Distributors, a $1 billion/year medical distribution cooperative.

National  Healthcare  is being recognized as a market leader  committed  to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers. National Healthcare owns and operates the world?s first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, National Healthcare manufactures and distributes personal care, anti-microbial and cellulose based paper products such as examination gowns to healthcare and homecare institutions throughout North America and Europe. Also National Healthcare Logistics (a 50%subsidiary), is revolutionizing conventional medical distribution with its state of the art Hub & Spoke logistics system.


On Behalf of the Board,

/s/Mac Shahsavar
----------------------------
Mac J. Shahsavar, P. Eng.
President & CEO


  NASDAQ has neither approved or disapproved the information in this news release

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 1999


               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                        CONSOLIDATED BALANCE SHEETS
                    JANUARY 31, 1999 AND MARCH 31, 1998
                           (In Canadian Dollars)

                                  ASSETS

                                                    Jan 31,      Mar 31,
                                                     1999          1998
CURRENT ASSETS
Cash and short-term investments                       $36,104   $ 6,007,439
Accounts receivable (Note 10)                       2,862,874     2,624,934
Inventories (Notes 4 and 10)                        4,877,474     6,184,474
Prepaid expenses                                      545,524       762,637
                                                  -----------  ------------
                                                    8,321,976    15,579,484
RECEIVABLES FROM SHAREHOLDERS AND
  DIRECTOR-RELATED COMPANIES (Notes 5 and 19)       1,375,300     1,517,283
INVESTMENT IN NATIONAL
  HEALTHCARE LOGISTICS LLC (Notes 6 and 19)         1,383,481       911,673
PROPERTY, PLANT AND EQUIPMENT
  USED IN OPERATIONS (Notes 7, 10 and 11)          15,820,913     8,765,983
ASSETS UNDER DEVELOPMENT (Notes 8 and 10)             627,505    10,650,346
OTHER ASSETS (Notes 9 and 19)                       1,800,663     1,652,530
                                                 ------------  ------------
                                                  $29,329,838  $ 39,077,299
                                                 ============  ============

                   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Cheques issued in excess of amounts on deposit      $133,702    $   674,794
Accounts payable and accrued liabilities           4,175,220      1,707,447
Current portion of long-term debt (Note 10)        1,613,082        664,134
Current portion of obligations under capital
leases (Note 11)                                   5,861,128      1,914,745
                                                 -----------   ------------
                                                  11,783,132      4,961,120
LONG-TERM DEBT (Note 10)                          12,464,328     14,084,826
OBLIGATIONS UNDER CAPITAL LEASES (Note 11)                 -      4,190,873
DEFERRED FOREIGN EXCHANGE GAIN (LOSS)              (355,658)              -
PAYABLES TO SHAREHOLDERS
  AND DIRECTOR-RELATED COMPANIES (Notes 12 and
19)                                                  654,824        555,499
                                                 -----------   ------------
                                                  24,546,626     23,792,318
                                                 -----------   ------------
SHAREHOLDERS' EQUITY
Capital stock (Note 13)                           17,179,856     15,764,952
Warrants (Note 14)                                12,093,206     12,093,206
Deficit                                         (24,489,850)   (12,573,177)
                                                ------------   ------------
                                                   4,783,212     15,284,981
                                                ------------   ------------
                                                 $29,329,838   $ 39,077,299
                                                ============   ============

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 1999
              AND THE NINE MONTH PERIOD ENDED MARCH 31, 1998
                           (In Canadian Dollars)


                                                  Jan 31,        Mar 31,
                                                    1999           1998
SALES REVENUE (Note 16)                           $8,580,072     $6,749,773
COST OF SALES                                      4,885,523      3,691,838
                                                 -----------   ------------
                                                   3,694,549      3,057,935
                                                 -----------   ------------
EXPENSES
Selling, distribution and administrative           4,197,116      5,285,298
Other (revenue) / expenses (Note 19)               (312,732)        (6,714)
                                                 -----------   ------------
                                                   3,884,384      5,278,584
LOSS BEFORE INTEREST, DEPRECIATION,
AMORTIZATION, AND INVESTMENT                         189,835      2,220,649
                                                 -----------   ------------

Interest on long-term debt (Notes 10 and 11)
                                                   1,387,770        381,923
Depreciation and amortization                      1,362,147      1,085,739
                                                 -----------   ------------
                                                   2,749,917      1,467,662
                                                 -----------   ------------
LOSS FROM OPERATIONS                               2,939,752      3,688,311
LOSS FROM INVESTMENT IN
  NATIONAL HEALTHCARE LOGISTICS LLC (Note 6)         407,414        649,396
                                                 -----------   ------------
NET LOSS                                          $3,347,166     $4,337,707
                                                 ===========   ============
BASIC LOSS PER SHARE                                   $0.21          $0.33
                                                 ===========   ============
WEIGHTED AVERAGE
  COMMON SHARES OUTSTANDING                       16,117,088     13,259,472
                                                 ===========   ============

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 1999
           AND THE YEARS ENDED APRIL 30, 1998 AND JUNE 30, 1997
                           (In Canadian Dollars)


              Class A Common Shares

               Shares      Amount        Paid in        Deficit         Total
                                         capital
Bala
nces
at
June
30,
1996        10,753,290    8,677,351              -     (4,080,540)     4,596,811

Issu
e of
shar
es
for
cash           67,125       140,812              -               -       140,812

Issu
e of
spec
ial
warr
ants
(Not
e
14)                -             -     12,315,000                -    12,315,000

Warr
ant
issu
e
costs             -              -       (221,794)               -     (221,794)

Exer
cise
of
warr
ants
(Not
e 14)       250,000        500,000              -                -       500,000

Net
loss
                  -              -               -     (4,248,043)   (4,248,043)
          ---------    -----------     -----------     -----------   -----------
Bala
nces
at
June
30,
1997    11,070,415      9,318,163       12,093,206     (8,328,583)    13,082,786

Issu
e of
shar
es
for
cash
(Not
e 13)       37,500        91,440               -               -          91,440

Issu
e
for
Mert
ex
dist
ribu
tion
righ
t
(Not
e 9)      225,000     1,552,500               -                -       1,552,500

Shar
e
issu
e
cost
s               -   (1,174,275)               -                -     (1,174,275)

Conv
ersi
on
of
conv
erti
ble
debt
(Not
e 10)  1,475,572     4,935,924               -                 -       4,935,924

Exer
cise
of
warr
ants
(Not
e 14)  3,013,416    1,293,748                -                 -       1,293,748

Equi
ty
port
ion
of
conv
erti
ble
debt
(Not
e 10)          -   1,162,356                -                   -      1,162,356

Net
loss           -           -                -         (12,814,101)  (12,814,101)
      ----------   ---------     ------------       -------------   ------------
Bala
nces
at
Apri
l
30,
1998 15,821,903   $17,179,856     $12,093,206       $(21,142,684)     $8,130,378

Issu
e of
shar
es
for
no
cons
ider
ation 850,000             -               -                   -                -

Net
loss        -             -               -          (3,347,166)     (3,347,166)
     --------   -----------    ------------       --------------    ------------
Bala
nces
at
Janu
ary
31,
1999 16,671,903  $17,179,856   $12,093,206         $(24,489,850)      $4,783,212
    ===========  ===========  ============       ==============       ==========

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 1999
          AND THE NINE MONTH PERIOD ENDED MARCH 31, 1998
                           (In Canadian Dollars)

                                                 Jan 31,         Mar 31,
                                                   1999           1998
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss                                       $ (3,347,166)   $(4,337,707)
Items not affecting cash
Amortization of deferred
  foreign exchange loss                              239,660              -
Accrued interest                                   1,132,028              -
Unrealized foreign exchange loss                     167,456              -
Depreciation and amortization                      1,362,147      1,085,739
Loss from investee                                   407,414        649,396
                                              --------------   ------------
                                                    (38,461)    (2,602,572)
Net change in non-cash
  operating assets and liabilities
Accounts receivable                                (596,597)      (797,725)
Inventories                                         (88,773)    (3,334,462)
Prepaid expenses                                   (294,777)      (397,639)
Accounts payable and accrued liabilities
                                                     241,674        435,827
                                               -------------   ------------
                                                   (776,934)    (6,696,571)
                                               -------------   ------------
INVESTING ACTIVITIES
Investment in National Healthcare Logistics
LLC,
  (1998 includes Mertex distribution rights)
                                                   (437,499)    (4,240,080)
Acquisition of property, plant and equipment
                                                     268,783    (2,934,844)
                                               -------------   ------------
                                                   (168,716)    (7,174,924)
                                               -------------   ------------
FINANCING ACTIVITIES
(Repayment of) obligations under capital
leases                                             (317,473)    (1,117,919)
Proceeds from long-term debt                         133,018     11,481,634
Deferred foreign exchange gain (loss)                      -       (54,128)
Advances from (repayment to) shareholders
  and director-related companies
                                                   (688,136)    (1,416,155)
Net proceeds from issuance of
  Class A common shares                                    -      6,446,789
                                                ------------   ------------
                                                   (872,591)     15,340,221
                                                ------------   ------------
CHANGE IN CASH                                   (1,818,241)      1,468,727
CASH, beginning of year                            1,720,643      3,863,918
                                                ------------   ------------
CASH, end of period                                $(97,598)     $5,332,645
                                                ============   ============

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 1999
              AND THE NINE MONTH PERIOD ENDED MARCH 31, 1998
                           (In Canadian Dollars)
                                (continued)


                                                    Jan 31,       Mar 31,
                                                      1999         1998
Represented by:
Cash and short-term investments                       $36,104    $6,007,439
Cheques issued in excess of funds on deposit        (133,702)     (674,794)
                                                   ----------   -----------
                                                    $(97,598)    $5,332,645
                                                   ==========   ===========
Supplemental disclosure of cashflow information
Cash paid for: Interest (net of amount               $110,834      $381,923
                                                   ==========   ===========
capitalized)
             Income taxes                                  $-            $-
                                                   ==========   ===========

1. DESCRIPTION OF BUSINESS

   National Healthcare Manufacturing Corporation (the "Company") was incorporated on August 23, 1993 under the Manitoba Corporations Act and registered as an extra provincial company in the Province of British Columbia on December 9, 1994. The Company is primarily engaged in the manufacturing, assembly and packaging of medical supplies for the healthcare industry. As of August 14, 1996, the shares of the Company were listed on the Small Cap board of NASDAQ Stock Market (symbol NHMCF). On February 10, 1999, the symbol became NHMC. Effective June 30, 1998, the Company de-listed itself from the Vancouver Stock Exchange. In fiscal 1998, the Company changed its year end from June 30 to April 30 for administrative reasons which resulted in the differing second quarter ending dates contained herein.

   These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 21. All amounts are stated in Canadian dollars.


2. BUSINESS CONSIDERATIONS

   The Company has incurred significant upfront costs to establish an automated plant for the assembly and packaging of medical supplies which management believes is necessary to establish a strong market presence as a new entrant to the healthcare industry. The Company's objective is to produce and distribute custom products to users of medical and surgical supplies throughout North America.

   During fiscal 1997, the Company successfully obtained certification for distribution of products in the United States from the Food and Drug Administration, and in fiscal 1998 it obtained ISO 9001 certification.

   Management plans for fiscal 1999 include:

   *    implementing the next generation of automation;
   *    expanding the breadth of the product lines;
   *    developing broader sales distribution channels;
   *    maintaining focus on the core business; and
   *    continuing to focus on cost efficiencies.

   Thus far in fiscal 1999, the Company is in the process of implementing the following:

   * In June 1998, along with Paradigm Medical Industries, the Company announced that it signed a co-distribution agreement with Pharmacia & Upjohn covering a range of ophthalmic products. The three companies offer a comprehensive package of products to cataract surgeons.

   * The  Company's equity investee, National Healthcare Logistics  LLC
     (NHLC) (see Notes 6 and 20) began operations in September 1998 of its first "Hub & Spoke" distribution centre, Fort Myers, Florida based LeeSar
      Regional Service Centre (LeeSar). The "Hub" is owned jointly by Lee Memorial Healthcare Systems and Sarasota Memorial. The combination of a management fee earned by NHLC and cross-selling opportunities with the Company and its subsidiaries have the potential to increase revenues and earnings. In addition, NHLC now has a tangible facility in which to showcase the benefits of the "Hub & Spoke" system to others regional hospital systems in the United States.

   * Management plans to reduce administrative costs of the operating entities and reduce the executive payroll at head office. The Company continues to streamline processes and to centralize certain functions.

   These consolidated financial statements have been prepared on the assumption that the Company is a going concern, meaning it will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

   The Company has incurred significant research and development costs, operating losses, and business development costs to date and had a consolidated deficit of $24,489,850 as at January 31, 1999. Also, as at January 31, 1999, the Company had negative working capital, which was a function of the capital leases being classified as current (see
   Note 11). The Company's ability to continue as a going concern is dependent upon developing profitable operations and obtaining additional funds needed to finance the growth in sales. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


3. SIGNIFICANT ACCOUNTING POLICIES

   Basis of Consolidation

   These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries National Healthcare Manufacturing Corporation, U.S., Medi Guard Inc., and National Care Products Ltd. (see Note 18). Custom Pack Reliability has not been consolidated into the accounts of the Company as the formal purchase and sale agreement has not yet been finalized. All significant intercompany transactions and balances have been eliminated upon consolidation. The Company accounts for its investment in National Healthcare Logistics LLC using the equity method.

   Cash and Short-term Investments

   Cash and short-term investments consist principally of deposit instruments which are highly liquid and have original maturities of 90 days or less.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

   Inventories

   Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

   Property, Plant and Equipment Used in Operations

   Property, plant and equipment used in operations is recorded at cost less accumulated depreciation. Costs of additions, betterments, renewals and interest during development are capitalized. Depreciation is being provided for by the following rates and methods:

Building, improvements and paving              4 - 8%     declining balance
Furniture and fixtures                            20%     declining balance
Automotive                                        30%     declining balance
Computer equipment                           20 - 30%     declining balance
Machinery and equipment                      20 - 30%     declining balance
Equipment under capital leases                    30%     declining balance
                                                        and
                                              7 years   units of production

   Assets under Development

   Assets under development are recorded at cost. Cost includes all expenditures incurred in acquiring the asset and preparing it for use. Interest costs on related debt obligations are capitalized until the asset is substantially completed and ready for its intended and productive use.

   Other Assets

   Included in other assets are the following:

   * Exclusive right to distribute and sell certain protective textiles, including the "Mertex" and "Mertex-Plus" fabrics. The distribution right is being amortized over the estimated useful life of the asset, which management estimates to be seven years, using a method based on forecasted future sales.

   * Costs related to the issuance of the March 31, 1998 Convertible Debentures. The issue costs are being amortized on a straight-line basis over a two year period.

   Leases

   Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with a related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other fixed assets. Rental payments under operating leases are charged to expense as incurred.

   Revenue Recognition

   Sales are recognized at the time the product is shipped to distributors or customers.

   Foreign Currency Translation

   Foreign currency transactions are translated to Canadian dollars at the rate of exchange in effect on the dates they occur. Monetary assets and liabilities denominated in a foreign currency are adjusted to reflect the rate of exchange in effect at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in income, except for unrealized exchange gains and losses on long-term debt. The foreign exchange loss relating to the March 31, 1998 Convertible Debentures are being deferred and amortized over the remaining term of the debentures.

   Use of Estimates

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Loss Per Share

   Loss per share data has been computed by dividing net loss by the weighted average number of common shares outstanding during the period.

   Income Taxes

   The Company follows the deferral method of income tax allocation.

   Fair Value of Other Financial Instruments and Other Disclosures

   The carrying amount of the following instruments approximate fair value because of the short maturity of these instruments - cash, accounts receivable, accounts payable and accrued liabilities, and current portion of obligations under capital leases.


4. INVENTORIES


                                                     1999         1998
     Raw materials                                 $3,106,353   $1,597,808
     Finished goods                                 1,771,121    4,586,666
                                                   ----------   ----------
                                                   $4,877,474   $6,184,474
                                                   ==========   ==========


5. RECEIVABLES FROM SHAREHOLDERS AND DIRECTOR-RELATED COMPANIES



                                                      1999           1998
     Receivable from shareholders                   $      -     $       -
     Receivable from director-related companies    1,375,300     1,517,283
                                                  ----------     ----------
                                                  $1,375,300     $1,517,283
                                                  ==========     ==========

   The receivables from shareholders and director-related companies are unsecured, non-interest bearing, with no specified terms of repayment, except for the receivable from a director-related company in the amount of $393,257 which is secured by the related company's fixed assets.


6. INVESTMENT IN NATIONAL HEALTHCARE LOGISTICS LLC

   During fiscal 1997, the Company acquired 150 Class A common voting shares, representing a 50% interest, and now holds 1,000 Class C non-voting 7% preferred shares of National Healthcare Logistics LLC ("NHLC"). This investment is being accounted for under the equity method. NHLC, a limited liability company, was created in April, 1997. NHLC is in the business of consolidating and managing the purchasing and distribution activities for regional hospital alliances, utilizing a "Hub and Spoke" distribution system.

7. PROPERTY, PLANT AND EQUIPMENT USED IN OPERATIONS


                                       1999                        1998
                                    Accumulated
                         Cost      Depreciation       Net           Net
Land                     $556,503           $-       $556,503      $585,395
Building,
  improvements and
paving                  2,377,233      262,138      2,115,095     2,177,123
Furniture and
fixtures                  323,003      125,432        197,571       177,482
Automotive                 78,707       44,050         34,657             -
Computer equipment        373,392      143,776        229,616       251,759
Machinery and
equipment               5,705,537    2,087,326      3,618,211     3,576,331
Leasehold
improvements               18,555       11,206          7,349        20,246
Equipment
  under capital
lease                  12,122,376    3,060,465      9,061,911     1,977,647
                      -----------   ----------    -----------    ----------
                      $21,555,306   $5,734,393    $15,820,913    $8,765,983
                      ===========   ==========    ===========    ==========

8. ASSETS UNDER DEVELOPMENT


                                                    1999          1998
   Machinery and equipment                          $627,505             $-
   Machinery and equipment in storage                      -        408,563
   Equipment under capital lease 1194                      -      2,313,246
   Equipment under capital lease 1094 - 001                -      7,928,538
                                                   ---------     ----------
                                                    $627,505    $10,650,346
                                                   =========   ============

   In fiscal 1998, the machinery and equipment in storage and the equipment under capital lease 1194 were written down to zero value.

   Interest of $318,359 was capitalized to the equipment under capital lease 1094-001 in the period ended March 31, 1998. Later in fiscal 1998, the equipment was put into production, and accordingly was transferred into property, plant, and equipment used in operations.

   9. OTHER ASSETS


                                                       1999          1998
Mertex distribution rights, net of $108,200
in accumulated amortization, 1997 - nil (Note
19)                                                $1,544,330    $1,652,530
March 31, 1998 Convertible Debentures issue
costs, net of $183,097 in accumulated
amortization                                          256,333             -
                                                  -----------   -----------
                                                   $1,800,663   $ 1,652,530
                                                  ===========   ===========

   Effective September 8, 1997 the Company entered into an agreement with Importex Corporation ("Importex") and acquired the rights to distribute the Mertex and Mertex-Plus fabrics and miscellaneous other assets. As consideration for the purchase, the Company agreed to pay $100,000 cash, 225,000 Class A common shares of the Company at $6.90 per share and a warrant entitling Importex to purchase 150,000 Class A common shares of the Company (see Note 14).

   The Company incurred $439,430 of costs related to the issuance of the March 31, 1998 Convertible Debentures (Note 10). The issue costs are being amortized on a straight-line basis over a two year period.


10.LONG-TERM DEBT

                                                      1999         1998
Western Economic Diversification, term loan,
matures September 1, 2000, unsecured, non-
interest bearing, repayable in variable quarterly
payments commencing September 1, 1998
                                                   $1,937,852    $1,804,835
Province of Manitoba term loan, matures September
1, 2003, bears interest at the rate charged to
Manitoba Crown Corporations for borrowings
amortized over a ten year period (currently 8%),
secured by a first fixed charge against land,
buildings and equipment, and a second charge over
accounts receivable and inventories, repayable in
six consecutive monthly instalments of $30,000
each commencing May, 1999 and consecutive monthly
instalments of $51,958 each thereafter, until
fully repaid                                        2,174,126     2,174,126

10.LONG-TERM DEBT (continued)

                                                         1999          1998
Convertible Debentures, issued March 31, 1998
for $6,750,000 U.S., bear cumulative interest
at the rate of 6% per annum, repayable in cash
or Class A common shares, automatic conversion
to Class A common shares on March 31, 2000 (net
of $1,162,356 reclassified to equity in
accordance with Canadian GAAP)                      9,965,432             -
Hong Kong Bank term loans due November 1, 2001,
bears interest at the Toronto Dominion Bank
prime plus 2.5% to 3% and were repaid later in
fiscal 1998.                                                -       460,649
Business Development Bank of Canada working
capital loan due December 23, 2002, bears
interest at 3.5% above the Business Development
Bank's operational interest rate and was repaid
later in fiscal 1998.                                       -       247,300
Roynat Inc. Subordinated Debenture with
detachable shares in Medi Guard Inc. issued May
30, 1997.  The subordinated debenture bears
interest at 10% per annum payable monthly
together with a $12,500 fee paid quarterly                  -       500,000
                                                   ----------   -----------
                                                   14,077,410    14,748,960
Less:  current portion                            (1,613,082)     (664,134)
                                                 ------------  ------------
                                                  $12,464,328   $14,084,826
                                                =============  ============



   Minimum principal repayments required under the terms of the debt agreements for the years ended April 30 are as follows:

           1999                                $ 460,000
           2000                                1,429,250
           2001                                  976,352
           2002                                  498,500
           2003 and thereafter                   747,750

   The Convertible Debentures will be repaid in Class A common shares on conversion or on maturity. Accordingly, they have been excluded from the above repayment schedule.

   During the period, the Company received a further $133,017 advance on the Western Economic Diversification loan.


10.LONG-TERM DEBT (continued)


   Western Economic Diversification Loan

   The Western Economic Diversification loan represents subordinated financial assistance for capital costs, marketing costs, and working capital requirements. Under the terms of the loan agreement, the Company has agreed to maintain equity of not less than $2,200,000.

   Province of Manitoba Loan

   The Company has entered into an agreement with the Province of Manitoba for a term loan. A maximum of 42 months' relief on interest has been granted to the Company, subject to the Company providing a certain number of new jobs per year. The agreement provides for the acceleration of interest and principal in the event the Company fails to provide a certain number of jobs per year. As of January 31, 1999 the job creation commitment has been met.

   Convertible Debentures

   Effective March 31, 1998 the Company issued U.S. $6,750,000 in Convertible Debentures (March Debentures). The March Debentures bear interest of 6% annually and are convertible, upon approval by securities authorities, into Class A common shares of the Company at the lesser of either 85% of the average quoted market price prior to conversion and U.S. $3.50. All debentures must be converted within two years from the closing day. In addition, attached to the debentures were 337,500 two year Convertible Debentures warrants (March Warrants). Each March Warrant entitled the holder to purchase one Class A common share at U.S. $2.83 during the first year or U.S. $3.09 during the second year.

   Management has determined the initial equity and liability portions of the March Debentures to be as follows:

               Liability portion              $8,399,694
               Equity portion                  1,162,356
                                            ------------
                                              $9,562,050
                                            ============


           The equity portion of the Convertible Debenture was calculated using an effective cost of capital equal to 13%. Interest is accrued at 13% which provides for the 6% accruing to the Debenture holders and the remaining 7% increases the future value of the liability portion to its face value at the date of maturity. The March Debentures balance recorded in these financial statements consists of the following:



 Liability portion of March Debentures                    $8,399,694
 Deferred foreign exchange loss                              595,319
 Accrued interest                                            970,419
                                                        ------------
                                                          $9,965,433
                                                        ============

11.                     OBLIGATIONS UNDER CAPITAL LEASES

   The Company leases specialized equipment under three capital leases. The leases are held in U.S. dollars in the name of National Healthcare Manufacturing Corporation, U.S. and are converted to Canadian dollars using the exchange rate as at January 31, 1999 as follows:




                            Lease         Lease       Lease
                           1094-001     1094-002      1194        Total
Obligation by lease       $3,427,860    $1,953,896   $479,372   $ 5,861,128
                         ===========    ==========   =========  ===========

   Since fiscal 1995, the Company was in dispute with the original lessor in respect of capital leases 1094-001, 1094-002 and 1194. The lessor did not recognize the validity of a settlement agreement signed in fiscal 1995. The Company believed that it had strong arguments to support the validity of the settlement agreement. As a result, certain adjustments were made in 1995 to the various equipment under capital leases and the lease obligations based on the interpretation of the settlement terms at that time. During fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:

   i) The refundable deposit on equipment paid by the Company was applied against the lease liability by the lessor.

   ii)The implicit interest rate of the capital lease obligations was reduced as a result of the settlement.

   The capital lease obligations, the respective equipment under capital leases and the refundable deposit on equipment were adjusted accordingly.

   During the quarter ended July 31, 1998, National Healthcare
   Manufacturing Corporation, U.S., suspended payments to the lessor of the equipment under capital lease. The lessor issued a letter of default and therefore the full amount of the obligation has been classified as current (See Note 20).


12.PAYABLE TO SHAREHOLDERS AND DIRECTOR-RELATED COMPANIES

                                                     1999          1998
Payable to shareholders                              $654,824     $ 555,499
Payable to director-related companies                       -             -
                                                    ---------     ---------
                                                     $654,824     $ 555,499
                                                    =========    ==========

   The payables to shareholders and director-related companies are unsecured, non-interest bearing, with no fixed terms of repayment. The shareholders have agreed to not demand repayment within fiscal 1999; accordingly these payables have been classified as non-current.


13.CAPITAL STOCK

                                                    1999           1998
Common Shares
Authorized
Unlimited Class A common shares, voting

Issued
16,671,903     Class A common shares, net of
issue costs (1998 - 15,821,903)                  $17,179,856   $ 15,764,952
                                                ============   ============

Potential Dilution ( in shares - see Note 19)

                                                     1999          1998
Performance shares                                  1,180,000     1,180,000
Stock options                                       1,348,904     1,330,154
July 31, 1996, Special Warrants                             -             -
July 31, 1996, Broker's Special Warrants                    -             -
January 8, 1997, Agent's Special Warrants                   -             -
January 8, 1997, Agent's Warrants                           -       128,000
January 8, 1997, Special Warrants                           -             -
January 8, 1997, SW Warrants                                -     1,600,000
Importex Warrant                                      150,000       150,000
March 31, 1998 Debenture Warrants                     337,500             -
                                                   ----------    ----------
                                                    3,016,404     4,388,154
                                                   ==========    ==========

13.      CAPITAL STOCK (continued)

   Performance Shares

   The Company has issued 1,180,000 performance shares at a price of $.01 per share which are currently held in escrow pursuant to an Escrow Agreement dated June 29, 1995. The escrow restrictions contained in the Escrow Agreement provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent or escrow holder make any transfer or record any trading of the shares without the consent of the Superintendent of Brokers for British Columbia. For each $.09 of cumulative cash flow generated by the Company from its operations, one performance share may be released from escrow.

   Stock Options

   The Company has issued options to certain directors and employees of the Company and its subsidiaries to purchase common shares of the Company, as follows:

                                                     Date of Issuance
                                                    1999           1998
Options outstanding, beginning of period            1,210,904     1,367,654
Options granted                                       370,000             -
Options exercised                                           -      (37,500)
Options cancelled or expired                        (232,000)             -
                                                  -----------    ----------
Options outstanding, end of period                  1,348,904     1,330,154
                                                  ===========   ===========
Exercise prices of options granted during the
period                                                  $3.70             -
Expiry date of options granted during the
period                                           May 21, 2003             -

   On May 21, 1998, the stock options with an exercise price of $6.13 were repriced to $3.70. On May 31, 1998, 370,000 stock options were granted at an exercise price of $3.70. These options expire May 21, 2003. On October 2, 1998, all outstanding stock options were repriced to $0.96.

   As a condition of the government assistance received from the Province of Manitoba, certain restrictions and obligations have been placed upon certain management personnel with respect to the exercise of their stock options and the sale, transfer, assignment or other disposition of their stock options, or shares issued to them upon exercise of their stock options.

14.WARRANTS

   The Company has issued various types of warrants, as follows:

   Agent's Warrants

   In connection with its initial public offering the Company issued to an agent non-transferable share purchase warrants entitling the agent to purchase up to 250,000 shares at any time up to the close of business two years from the date the shares are listed, posted and called for trading on the Vancouver Stock Exchange, at a price of $2.00 per share in the first year and at a price of $2.30 per share in the second year. In fiscal 1997, all agents warrants were exercised.

   Special Warrants

   On June 26, 1996, the Board of Directors passed a resolution authorizing a private placement of up to 1,200,000 special warrants at a price of $3.00 per warrant. On July 31, 1996, a total of 905,000 special warrants were issued for gross proceeds of $2,715,000. The special warrants were issued as a fully paid security and each special warrant was exercisable into one Class A common share and one transferable Class A common share purchase warrant. Each Class A common share purchase warrant entitled the holder to purchase one additional Class A common share at a price of $3.50 per share. The warrants were exercisable at the earlier of eighteen months from the closing date or six months after the date of the last receipt for the prospectus. During fiscal 1998, all of the special warrants were exercised, resulting in issuance of 905,000 Class A common shares and 905,000 Class A common shares purchase warrants. In addition, 305,000 of the Class A common shares purchase warrants were exercised for 305,000 Class A common shares. The remaining Class A common share purchase warrants expired.

   The Company paid the agent commission equal to 7% of the aggregate proceeds and issued 75,416 broker's warrants which represent 8.3333% of the special warrants sold pursuant to the offering. Each broker's warrant was exercisable into one compensation warrant. Each compensation warrant entitled the broker to purchase one Class A common share at a price of $3.00 per share. During fiscal 1998, the broker and compensation warrants were exercised.

14.WARRANTS (CONTINUED)


   On January 8, 1997, the Company closed a second private placement of 1,600,000 special warrants at a price of $6.00 per special warrant. Each special warrant entitled the holder, upon exercise, to acquire one unit consisting of one Class A common share and one-half of one non-transferable SW warrant. Each whole warrant entitled the holder to purchase one additional Class A common share at a price of $7.00 per share. Since receipts for the prospectus filed by the Company to qualify the units were not obtained from all relevant regulatory authorities within 120 days from the date of closing the private placement, each unit now consists of one Class A common share and one (rather than one-half) non-transferable SW warrant. The Company raised gross proceeds of $9,600,000 from this private placement and incurred a commission of 8% of gross proceeds which was paid by the issuance of 128,000 special warrants at a deemed price of $6.00 per special warrant.

   During fiscal 1998, both the January 8, 1997 special warrants and the January 8, 1997 agent's warrants were exercised. This gave rise to the issuance of 1,600,000 SW warrants and 128,000 agent's warrants which entitled the holder to purchase one additional share at a price of $7.00. On July 8, 1998, the SW warrants and the agent's warrants expired.

   Importex Warrant

   Concurrent with the acquisition of the right to distribute Mertex and Mertex-Plus from Importex (see Note 9), Importex received a warrant to purchase 150,000 Class A common shares at a purchase price of $6.90 until September 7, 1998, after which the purchase price increases to $7.94 until expiry on September 7, 1999. This one Importex warrant remained outstanding as at January 31, 1999.

   Debenture Warrants

   Concurrent with the issuance of U.S. $6,750,000 in Convertible Debentures on March 31, 1998, the debenture holders received 337,500 warrants. Each warrant is exercisable within two years of issuance and entitles the holder to purchase one Class A common share at a purchase price of U.S. $2.83, if converted during the first year or U.S. $3.09, if converted during the second year. These debenture warrants remained outstanding as at January 31, 1999.

   15.INCOME TAXES

   The Company has non-capital losses carried forward of approximately $17,000,000 ($1997 - $10,990,000) which can be utilized to reduce the taxable income of future years. These losses expire between 2002 and 2013. The Company is also entitled to tax credits of approximately $227,000 (1997 - $244,000) which are creditable against provincial income taxes. The tax credits expire between 2002 and 2003.

   The benefits relating to the losses and the tax credits have not been recognized in the financial statements.


16.SEGMENTED INFORMATION

   The Company operates primarily in, and derives revenue from, the automated packaging and sale of surgical and custom procedure trays and liquid products for the healthcare industry.

                                                     1999          1998
Sales to customers outside Canada                  $4,502,937    $4,782,672
Sales to customers within Canada                    4,077,135     1,967,101
                                                   ----------   -----------
                                                   $8,580,072    $6,749,773
                                                   ==========   ===========

17.RELATED PARTY TRANSACTIONS

   The President and Chief Executive Officer of the Company also serves as President and Chief Executive Officer of another company which has granted the Company rights to certain technology under a licensing agreement made under similar terms and conditions as transactions with unrelated entities. The license agreement, dated May 30, 1995, is for an initial term of ten years with provisions for renewal for consecutive ten year terms thereafter. The Company has agreed to purchase all automated machinery from this related company, subject to the terms of a twenty year agreement between the related company and a manufacturer. The related company has granted the manufacturer the exclusive right to manufacture all machinery and equipment which incorporates the said technology, and the related company has agreed to purchase products only from the manufacturer. The related party has agreed to sell machinery and equipment to the Company.

   During the period, the Company paid $nil (1997 - nil) for such machinery and equipment.

   The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

   18.  BUSINESS ACQUISITIONS

   Acquisition of Budva International, LLC


   The Budva accounts have been removed from the consolidated financial statements of the Company. The assets did not achieve the operating requirements that were required in the purchase agreement, and therefore, the acquisition of Budva will not be concluded as previously reported.


         Acquisition of Medi Guard Inc.

   Effective November 24, 1997 the Company acquired all of the issued and outstanding shares of Medi Guard Inc. In consideration therefore, the Company agreed to pay the greater of $400,001 or 1.5 times annualized earnings of the business in the first year after acquisition. The purchase price is to be paid by the Company issuing Class A common shares at a per share value equal to the average closing price for the five trading days preceding the anniversary of the closing date. The acquisition was accounted for using the purchase method and the total consideration paid was allocated based on the estimated fair value of the net assets at the date of acquisition, as follows:

     Current assets                                             $1,104,331
     Property, plant and equipment                               2,001,213
     Other assets                                                   98,922
     Goodwill                                                      400,000
     Current liabilities                                       (1,635,189)
     Obligations under capital leases                            (500,000)
     Long-term debt                                            (1,069,276)
                                                             -------------
                                                                  $400,001
                                                             =============

          In fiscal 1998, management re-evaluated the acquisition and determined that the goodwill in the amount of $400,000 should be written off. The write-off was included in amortization expense.

   Contingent consideration based on future earnings will be recorded when it is determinable and the allocation of the purchase price will be adjusted accordingly.

   The results of operations have been included in the accounts of the Company from the effective date of acquisition.

   Acquisition of Custom Pack Reliability

   Effective September 5, 1998, the Company acquired 100% of the issued and outstanding shares of Conseluf Management Services Inc., a privately held company based in Niagara Falls, New York doing business as Custom Pack Reliability. Custom Pack Reliability (CPR) has been assembling and



18.  BUSINESS ACQUISITIONS (continued)


   supplying custom packs to hospitals and surgical centres throughout North America since 1992. The Company is to pay $500,000 for all the shares and shareholder loans of Conseluf Management Services Inc. and for certain assets. The purchase price is to be paid, over a period of 300 days, following the signing of a formal agreement of purchase and sale, by the Company electing to either pay cash or issue Class A common shares at a per share value equal to the average closing price for the five trading days preceding the closing date. The acquisition is subject to financing and regulatory approval. The results of CPR have not been included in the accounts of the Company as the formal agreement of purchase and sale has not yet been completed.

19.      COMPARATIVE FIGURES

   Certain of the prior year's figures have been reclassified to conform to the current year's presentation.


20.SUBSEQUENT EVENTS

   The following event occurred subsequent to January 31, 1999, in addition to those events disclosed elsewhere in these financial statements.

   Jewish Hospital Group "Hub & Spoke" Contract

   On March 26, 1999, the Company announced that National Healthcare Logistics LLC (NHCL) has signed a long-term contract to establish and manage a "Hub & Spoke" distribution system with Jewish Hospital HealthCare Services, headquartered in Louisville Kentucky. The system will begin with eight member hospitals in and around the greater Louisville area. The "Hub" is estimated to purchase between $350 and $500 million worth of products and services over the life of the contract and should be operational by July of 1999. NHCL will receive a base management fee and will also receive a share of the savings generated by the system. The first "Hub", LeeSar Regional Service Center, began operations to its member hospitals in September of 1998.

   Acquisition of Budva International, LLC

   The Budva accounts have been removed from the consolidated financial statements of the Company. The assets did not achieve the operating requirements that were required in the purchase agreement, and therefore, the acquisition of Budva will not be concluded as previously reported.

   Capital Lease Dispute (see Note 11)

   The past several months were taken in an attempt to resolve the matter without resolution, therefore, the Company expects the matter to proceed to litigation.

   21.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

   Effective July 31, 1996, the Company obtained formal approval for quotation of its securities on the Small Cap board of NASDAQ in the United States (symbol NHMCF).

   A description of the Company's accounting principles which differ significantly from U.S. GAAP are as follows:

   Foreign Currency Translation

   Unrealized exchange gains and losses relating to the translation of the March 31, 1998 Convertible Debentures are deferred and amortized over the remaining term of the debenture. Under U.S. GAAP, the exchange gains and losses would be recognized in income currently.

         Earnings Per Share

   Under U.S. GAAP, the Company would not include the 1,180,000 performance shares held in escrow in the calculation of the weighted average number of shares used to determine earnings per share. The release of these performance shares will result in recognition of compensation expense under U.S. GAAP based on market value of the shares when released from escrow.

   Deferred Taxes

   Under U.S. GAAP, deferred taxes are provided on all temporary differences. Temporary differences encompass timing differences and other events that create differences between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax asset is recorded in a loss period and is reduced by a valuation allowance to the extent it is more likely than not that the deferred tax asset will not be realized. For U.S. GAAP purposes, a valuation allowance equal to the tax loss benefits referred to in Note 15 would be disclosed.

   Convertible Debentures

   The March 31, 1998 Convertible Debentures have been apportioned between debt and equity in accordance with the substance of the contractual arrangement. In addition, the difference between the economic interest on a comparable debt instrument with no convertible feature, and the coupon interest rate, has also been accrued.

   Under U.S. GAAP, there would be no separation of the Convertible Debenture between its debt and equity components. In addition, the difference between the economic interest rate and the coupon rate would not be accounted for. Also, under U.S. GAAP value would be allocated to the warrants which were attached to the Convertible Debentures.

21.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)
   (continued)


   The application of U.S. GAAP, as described above, would have had the following effects on net loss, loss per share and shareholders' equity.

                                                  1999            1998
Net loss as reported                           $(3,347,166)    $(4,337,707)
Additions to deferred foreign exchange gain
(loss)                                            (263,858)               -
Incremental interest expense resulting from
difference between the economic interest
and coupon rate on the March 31, 1998
Convertible Debentures                              462,472               -
                                              -------------   -------------
Net loss - U.S. GAAP                           $(3,148,552)    $(4,337,707)
                                              =============   =============
Weighted average shares outstanding - U.S.       14,937,088      12,079,472
                                              =============   =============
GAAP
Loss per share - U.S. GAAP                           $(.21)         $(0.36)
                                              =============   =============
Shareholders' equity as reported                 $4,783,212     $15,284,982
Incremental interest expense resulting from
difference between the economic interest
and coupon rate on the March 31, 1998
Convertible Debentures                              462,472               -
Deferred foreign exchange gain (loss)             (263,858)               -
Portion of March 31, 1998 Convertible
Debentures allocated to equity                  (1,162,356)               -
Portion of March 31, 1998 Convertible
Debentures allocated to warrants                    300,000               -
                                              -------------   -------------
Shareholders' equity - U.S. GAAP                 $4,119,470   $  15,284,982
                                              =============   =============


   Newly issued, but not yet adopted, U.S. accounting principles are not expected to have a material impact on these consolidated financial statements.


22.UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

   Most entities depend on computerized systems and therefore are exposed to the Year 2000 conversion risk, which, if not properly addressed, could affect an entity's ability to conduct normal business operations. Management is addressing this issue, however, given the nature of this risk, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company and those with whom it deals such as customers, suppliers or other third parties, will be fully resolved without adverse impact on the Company's operations.